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                                   Exhibit 8

                  Opinion of Silver, Freedman & Taff, L.L.P.
                           as to certain tax matters
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          [LETTERHEAD OF SILVER, FREEDMAN & TAFF, L.L.P APPEARS HERE]


                                April 29, 1996




Board of Directors
Roosevelt Financial Group, Inc.
900 Roosevelt Parkway
Chesterfield, Missouri  63017

      Re: Federal Income Tax Consequences Arising From The Company Merger
          And The Bank Merger Contemplated By That Certain Agreement And Plan Of Merger And Reorganization By And Between Roosevelt Financial, Roosevelt Bank, Mutual Bancompany and Mutual Bank Dated April 9, 1996 ("Agreement")

Gentlemen:

          In accordance with your request and to facilitate the filing and processing of the holding company application with the OTS and the Registration Statement with the SEC relating to the transactions contemplated by the Agreement, set forth hereinbelow is the opinion of this firm relating to certain federal income tax consequences of the Company Merger pursuant to which Mutual Bancompany will be merged into Roosevelt Financial and of the Bank Merger pursuant to which Roosevelt Bank will be merged into Mutual Bank.
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Board of Directors
Roosevelt Financial, Inc.
April 29, 1996
Page 2

          Capitalized terms used herein which are not expressly defined herein shall have the meaning ascribed to them in the Agreement.

          The following assumptions have been made in connection with our opinions hereinbelow:

          1. The Merger will be implemented strictly in accordance with the terms of the Agreement.

          2. All conditions precedent contained in the Agreement shall be performed or waived prior to completion of the Merger.

          3. The representations of the parties to be made in their respective tax representation letters to counsel as of the Effective Time or Bank Merger Effective Time, whichever is applicable, in the form of Exhibits A and B hereto, shall be true and correct.

          4.   All of the shareholders of Mutual Bancompany are U. S.
residents.


                                    OPINION
                                    -------

          Based solely on our review of the Agreement and the assumptions set forth hereinabove and our analysis and examination of federal income tax laws, rulings, regulations and judicial precedents as of the date hereof, we render the following opinion.

     (1) The Company Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code. Neither Mutual Bancompany nor Roosevelt Financial will recognize any gain or loss as a result of the transaction. Mutual Bancompany and Roosevelt Financial will each be a party to the reorganization (Section 368 (b) of the Code).

     (2) The Bank Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Neither Roosevelt Bank nor Mutual Bank will recognize any gain or loss as a result of the transaction. Roosevelt Bank and Mutual Bank will each be a party to the reorganization (Section 368(b) of the Code).

     (3) The basis of the assets received by Roosevelt Financial from Mutual Bancompany will be the same as the adjusted basis of those assets in the hands of Mutual Bancompany. The basis of the assets received by Mutual Bank from Roosevelt Bank will be the same as the adjusted basis of those assets in the hands of Roosevelt Bank (Section 362(b) of the Code).
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Board of Directors
Roosevelt Financial, Inc.
April 29, 1996
Page 3

     (4) The holding period of the assets of Mutual Bancompany acquired by Roosevelt Financial in the Company Merger will include the period during which those assets were held by Mutual Bancompany immediately prior to the Company Merger. The holding period of the assets of

Roosevelt Bank acquired by Mutual Bank in the Bank Merger will include the period during which those assets were held by Roosevelt Bank immediately prior to the Bank Merger (Section 1223(2) of the Code).

     (5) Pursuant to the provisions of Section 381(c)(4) of the Code and Treasury Regulations Section 1.381(c)(4)-1(a)(1)(i), Mutual Bank will succeed to and take into account, immediately after the Bank Merger, those accounts of Roosevelt Bank which represent bad debt reserves of which Roosevelt Bank has taken a bad debt deduction for taxable years ending on or before the date of transfer. The bad debt reserves of Roosevelt Bank will not be required to be restored to the gross income of either Roosevelt Bank or Mutual Bank as a consequence of the Bank Merger, and such bad debt reserves will have the same character in the hands of Mutual Bank as they would have had in the hands of Roosevelt Bank if no transfer had occurred. No opinion is expressed as to whether the bad debt reserves will be required to be restored to the gross income of either Roosevelt Bank or Mutual Bank for the taxable year of transfer if either party fails to meet the requirements of Section 593(a)(2) of the Code during such taxable year.

     (6) Pursuant to Section 381(a) of the Code but subject to the conditions and limitations set forth in Sections 381(b) and (c) of the Code, Mutual Bank will succeed to and take into account the items of Roosevelt Bank described in Section 381(c) of the Code. As provided by Section 381(c)(2) of the Code, and the regulations thereunder, Mutual Bank will succeed to and take into account the earnings and profits of Roosevelt Bank as of the date of the Bank Merger. In a like manner, Roosevelt Financial will succeed to and take into account the items of Mutual Bancompany described in Section 381(c) of the Code including the earnings and profits of Mutual Bancompany as of the date of the Company Merger.

     (7) No gain or loss will be recognized by any Mutual Bancompany shareholder (except in connection with the receipt of cash in lieu of a fractional share of Roosevelt Financial Common Stock) upon the exchange of Mutual Bancompany Common Stock solely for Roosevelt Financial Common Stock in the Company Merger.

     (8) The basis of the Roosevelt Financial Common Stock received by a Mutual Bancompany shareholder who exchanges Mutual Bancompany Common Stock for Roosevelt Financial Common Stock will be the same as the basis of the Mutual Bancompany Common Stock surrendered in exchange therefor (subject to any adjustments required as the result of receipt of cash in lieu of a fractional share of Roosevelt Financial Common Stock).
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Board of Directors
Roosevelt Financial, Inc.
April 29, 1996
Page 4

     (9) The holding period of the Roosevelt Financial Common Stock received by a Mutual Bancompany shareholder will include the period during which the Mutual Bancompany Common Stock surrendered in exchange therefor was held (provided that such Common Stock of such Mutual Bancompany shareholder was held as a capital asset at the Effective Time).

     (10) Cash received by a Mutual Bancompany shareholder in lieu of a fractional share interest of Roosevelt Financial Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of Roosevelt Financial Common Stock which he would otherwise be entitled to receive and will qualify as capital gain or loss (assuming the Mutual Bancompany stock was a capital asset in his hands at the Effective Time).

          No opinion is expressed as to the tax treatment of the transactions under the provisions of any of the other sections of the Code and regulations thereunder which may also be applicable thereto, or to the tax treatment of any conditions existing at the time of, or effects resulting from, the transactions which are not specifically covered by the opinions set forth above.


                                  Very truly yours,

                                  SILVER, FREEDMAN & TAFF


                                  /s/ Barry P. Taff, P.C.
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